Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
of the Securities Exchange Act of 1934
Subject Company: Time Warner Inc.
Commission File No.: 1-15062

AT&T
CHAIRMAN'S ALL-EMPLOYEE TOWN HALL
OCTOBER 28, 2016

ANNOUNCER:
Please welcome Chairman and CEO, Randall Stephenson. (MUSIC) (APPLAUSE)

RANDALL STEPHENSON:
I was told that, they said, "We're going to play your song when you walk out." I didn't know I had a song. They said, "That's my song." So all right. Maybe with Warner Brothers, we can kind of get something better, you think? (LAUGHTER) They don't do music anymore though, do they? Well, good morning. Good to see everybody. I know this was kind of put together at the last minute, but we've all been kind of, the executive team and I scrambling all over the place. And-- we paused yesterday and said, "You know, we really haven't spoken to our employees about what all has transpired over the last week."

And so we thought, just before we get into the weekend, just have a conversation with you folks. And we got a lot of people on the webcast. And-- and just make sure we talk about what it is that we have done here and where we're going with this and the rationale behind it. And you probably have some questions and we'd be glad to take questions from you as well. In fact, we got all of the senior executive team here. We happen to be in the middle of operations reviews yesterday and today, so everybody is here. I think-- virtually anybody you may want to ask a question to is sitting on one of these front two rows. So-- be ready for questions.

I-- what I want to do is just talk about why-- we did this and the rationale behind it. And, look, this-- we were committed to finding a way to change the game. And we believe this-- this whole distribution, content -- that game's got to change. And if there was ever an environment that was begging for innovation and change, this is it.

This thing is-- it's a little bit of a closed system. And if you want to come into a system like this and innovate and do something different for the customers, it's really, really hard. And to just put it into perspective, there are now 20 million households in the United States who have pretty much opted out of the paid premium content system. And they don't buy a package of paid premium content. And we see that number continuing to grow. And it's because really the system has not been innovating much.

And so we intend to innovate. And in fact, we announced on Tuesday what this innovation kind of looks like. We gave the world a picture of it, that we're launching DIRECTV NOW. And we'll be launching it next month, November, probably late November. And here is, we're going to introduce this package. The introductory offer is going to be 100 channels at $35 a month. And I don't know what your picture or your view of this product is, but this is a really good product.

I got to tell ya, I'm really, really proud of what we're bringing to market here. We're going to be slow bringing it to market, just to make sure that this thing operates well. And that the customer experience is top quality. But the more I play with this, the more excited I get about what Stankey and Enrique and these folks have put together here.

This is a cable-like model that is purely over the top, 100 channels at $35 a month. All right, we think this is game changing. Now, we've been trying to do something like this for quite some time. But I will tell you, it took getting DIRECTV done first to get this to market. And-- in fact-- we got DIRECTV closed. Stankey, Dan York is here. Where is Dan? Dan York, these guys went to work. Dan, a little over a year you have pieced together content agreements to bring to bear into this $35 product.

Absent DIRECTV, this could not have been done. Period. There was no way we could have pulled this off. And so with DIRECTV, here we go. Now then, consider -- bringing a large-scale premium content to bear into this ecosystem. All right? This is what we think is going to be really, really exciting. Because now when you have this kind of content. And by the way folks, I happen to think this is the best content available.

If you had said, "We're going to go buy anybody to put together with our distribution capabilities, who would you want?" Disney or Time Warner, right? I mean, it's one of those two. They are the premium players in content. And so having Time Warner content that we can now bring to market and begin to pair with our distribution is a really, really exciting thing.

And think about the innovation you can now begin to do with Time Warner and our distribution in a mobility business of our scale. Right? You can begin to think about a lot of different things here. How you bring social media into content. How you can begin to think about new ad-supported models. And so Time Warner has a massive amount of inventory, if you will, where they're delivering advertising.

Think about the viewership insights that we have off our platforms, off of DIRECTV, off of mobility business. We know viewing behaviors and viewing habits of customers like nobody else. Think about how that begins to influence Warner Brothers development of content. How that begins to influence HBO and what content they develop and try to bring to market, and how that-- those models can also drive advertising at different levels, at different scales than we've considered before.

And this advertising is really, really important. Because if we get the advertising model right, that's how you keep a 35-type-dollar price point in the market. All right? If we can monetize more on advertising, then we can keep prices low. This is why we think this is a really good deal for customers. And-- so bottom line, I got to tell you, the board of AT&T, this executive team, it's something that as this began to mature, the more we looked at it, the more we said, "We really, really like this. We think this is really, really exciting."

To that end, we-- I hope you've seen it. We issued-- we called it a "magna carta." Now I think it's important to understand this magna carta. I've got a copy of it here. I'm not going to go through all of it, but there are some key points of this. And if you haven't seen it, it's available. It's out on the web, right? Where do they go find it? It's out on Insider. So go out to the Insider. You'll see this magna carta.

But there are some really important elements to this. And there are some specific elements we directed to specific people. And we say, the first thing to our employees, AT&T employees, recognize when Time Warner comes under the AT&T umbrella, Time Warner has built $100 billion business by doing what? Creating special, unique content, premium content and distributing it as wide and far as they possibly can. They distribute it to everybody. And they distribute it to everybody around the globe.

That will not change. There are some people saying, "Oh, they're going to take all that Time Warner content and they'll just make it exclusive to AT&T." That would be crazy. It's $100 billion business that's been built by spreading that content and distributing it widely. That is not going to change.

We've also said Time Warner employees, you should also understand that we have built a mobility business and a television business that has created an immense amount of value by distributing a wide variety of content to our customers. That will not change either. Time Warner, don't think we're going to distribute just your content to our customers. Okay? We're going to distribute a wide variety of content to all of our customers. That's a really important point.

The folks in the news organizations, specifically CNN, we as an employee-based and an executive team and our board accept, understand and appreciate the responsibility of owning and operating a news organization. Independence of that news organization-- editorial independence is critical. And customers who come and view that news need to be perfectly sure that the editors of that organization are independent and they're getting independent views. Once we compromise that, we've compromised our customers. Okay? So it's really, really important that we keep that in mind.

To other content companies-- this one's really important. This innovation I was speaking of, Time Warner will become the innovation launching pad, I happen to believe, for the industry. The things that nobody will talk about, nobody will touch. I mean, a la carte. You know, how often do you hear people talking about a la carte offerings of content? We're going to begin to experiment, how can we bring a la carte capabilities to our customers? We think it's really, really important.

How can we do the things I spoke of earlier where you integrate social media into content consumption? And how do you get these ad-supported models that can keep the customer price point in check. Right? We're going to iterate, we're going to innovate a lot. And Time Warner is going to be the launching pad for doing a lot of that.

Can you curate this content very, very differently? We were at Warner Brothers-- earlier this week. I went and spent some time with the employees of the Time Warner-- different divisions. And the Warner Brothers folks get really excited as you think about, they've created all this great content. How do we begin to take existing content and kind of just reformat it a little differently? Break it up a little differently, you know, put it in more snackable-type, bite-sized pieces and take that same content for a mobile environment. All right?

So they're doing a lot of thinking themselves already and having a lot of fun considering what this looks like. And then last, that is, to our customers. In fact, not just to our customers, to all customers in the United States of America. This is a shot across the bow that we're going to go compete hard against the cable guys. We're going tobe aggressive here, all right? Mobile-centric offering, great broadband footprint. 5G is on the way.

And you bring this kind of content to bear, and you bring this kind of distribution scale which is really, really impressive distribution scale. We're going to go hard after the cable ecosystem. And we intend to compete, not just with one or two. We intend to compete with virtually all of the cable providers over the next few years as we deploy 5G technology. All right?

So hang onto your hat. I think this is going to be really fun. It's going to be really exciting. It was-- I would tell you, it was an artful deal. We spent a lot of time on how do we put together a deal that insures that the Time Warner shareholders get value. It's in their best interest. But also, how do we insure that the AT&T shareholders get value out of this deal? And so Time Warner got a nice premium. And they're going to own a lot of AT&T stock. Time Warner shareholders will own 15% of AT&T when this deal is completed.

But AT&T shareholders, their earnings per share will go up in the first year after this deal is done. AT&T shareholders, your cash flow and your dividend coverage goes up after this deal is done. Credit metrics are in check. You probably read a lot about, "Wow, they're takin' on a bunch of debt." We are. We're taking on $40 billion of additional debt.

But the profitability of Time Warner that we're bringing in with this more than accommodates that debt. And I will tell you, while it is a lot of debt, we are a really big company. Okay? And so we'll be generating a lot of cash flow to cover that debt. We'll be able to pay that debt down in a fairly decent period of time. And so I would tell you the CFO and I here feel-- and the board, we feel very comfortable with the debt that we're assuming to make this deal happen.

And so bottom line, we're enthused. I hope you're enthused. This is exciting, all right? This is, this changes not only the game in the ecosystem and the market and brings a whole new competitive element into the marketplace, but it changes us as a company, I believe. And I think we're going to be looked at very differently a year or two from now.

So with that-- I'm sure if you have read anything on this deal, you have read that some people believe that regulatorily this is going to be a hard deal to get done. Right? And so I thought what we ought to do is David McAtee, and by the way, Bob Quinn is here who will have to shepherd this through the F.C.C. if it goes that direction. But I wanted David to talk a little bit about what's required and how you think about this from a regulatory approval standpoint. And as I said, Bob is here. And if you have questions for him, he'll address those as well. So David?

DAVID MCATEE:
Sure-- sure. Randall said it I think very well. This deal is a shot across the bow against the entrenched cable companies. And that's what regulators will be most interested in. Because right now what regulators think about, they think about the video marketplace, and they're trying to think about, "How do we inject needed competition into an industry that's begging for more innovation and more investment?"

And that's why this deal makes so much sense and why I think our case will become very clear once we take it to regulators. In video, we have always been the insurgent. U-verse was an insurgent campaign against monopoly cable. We created an award-winning product with an entirely new technology that eventually covered 25% of the country. And then when we acquired DIRECTV, the F.C.C. itself called that acquisition "a bet on competition."

Because the F.C.C. understood that if we were able to take DIRECTV into the fold-- another award-winning product-- that we would be able to do things that we couldn't have done before to take on cable. And so look how it's paid off already. You've seen us take our content costs down. We're now deploying fiber aggressively, far more aggressively than we could have before-- taking it eventually to 12.5 million homes around the country.

And as Randall said, it brought us DIRECTV Now, which we think will be the most tremendous, over-the-top product on the market, period. And that's precisely what regulators are interested in. They're interested in those types of products that have the capability to give customers more choice and lower price. So when Randall got up on Tuesday and talked about DIRECTV Now in the marketplace openly and talked about an introductory price point of $35, the proof is in the pudding.

So whenever you announce a merger like this, there's always going to be noise around the merger. And the larger the merger, the louder the noise. But over time, what always happens in these situations is eventually the facts and the law come to the forefront. And we believe that when regulators look at this, they will see this acquisition as just one more step in our insurgent campaign to give consumers more choices at lower price points.

We think it's an incredibly compelling case. It's a vertical transaction. When you think about the transactions that have encountered problems before, they're horizontal transactions. One competitor acquiring another competitor and customers losing choice because a competitor is leaving the marketplace.

Vertical transactions are different. It's simply a competitor buying a key input to their company and then being more efficient as a result of those inputs. In the modern history of the internet and in media, the Department of Justice has always cleared transactions like this. And they do so because it makes firms more efficient. It gives customers more choice, and in this case brings more innovation and investment. So once we tell this picture to the regulators, we can start to talk about what happens next.

How does the consumer experience change? What is-- what do we do in terms of price points to the consumers? And eventually, how does all of this help the case for 5G deployment, which will one day bring a new pipe into every home in the United States in direct head-to-head competition with cable. So, I want you to have a sense of why we're confident in the merits of this transaction. We believe we'll get a very fair hearing from all of our regulators. And we look forward to that process. Thank you.

RANDALL STEPHENSON:
Very good. Bob, anything you would add?

BOB QUINN:
No, I think David has covered it. I'll tell you the arguments that have come out against it have been that-- that big is bad, and this deal is going to result in fewer choices for consumers and it's going to result in higher costs. And when you put, well, our vision of the deal. I think Randall when he talked about it, I think the point that he made is these folks that are jumping into this at this early point, they're, they don't understand what we're trying to do.

And I think once we-- once we kind of calm the waters a little bit and get out of the presidential politics, which you know, that's crazy season. I think once that happens, we're going to get the opportunity to sit down and show our vision to regulators. We're going to be able to show them to the political people. And I think at the end of the day, we're really confident that they're going to see this the way that we see it, and we're going to get the approval that we need here.

RANDALL STEPHENSON:
Very good. John Stephens, what would you add relative to the numbers side of this deal?

JOHN STEPHENS:
Well, just as Randall mentioned-- from a finance perspective it's a really attractive deal. First of all, from a revenue and an EBITDA perspective, an earnings perspective, this is accretive. The revenue's going to diversify our base. We're going to have 15% of our $200 billion revenues are coming from a whole new business.

Remember this is Time Warner, the company that owns Turner. The company that owns HBO. The company that owns Warner Studios. This isn't Time Warner Cable. This is Time Warner. So it's a whole different set of revenue--

RANDALL STEPHENSON:
That's a good point. (LAUGH) A lot of people are confused by this deal.

JOHN STEPHENS:
So it diversifies our revenue and gives us a balance. Because this kind of lightly touched. from a regulatory perspective, the business has had a lighter touch. You know, we're going to get some synergies out of this. But folks, those synergies are really going to be-- at a corporate level-- they're not going to touch the business units from a per sell standpoint.

These are synergies-- are things like, we built a great platform to distribute DTV now. Why not just take it over to the Time Warner business? Right? Quite frankly, Time Warner made the critical mistake of not being an AT&T business solutions customer in a big way. And we're going to change that. (LAUGHTER) (APPLAUSE) That's a pretty good synergy for our business, right? The (UNINTEL) is getting to synergy. I think Randall thinks of that as business growth.

RANDALL STEPHENSON:
And they're not a $10 billion a year customer. They're something much larger, yes.

JOHN STEPHENS:
Yeah. So from, you know, from a revenue and a very-- and-- margins perspective, it's great. From an earnings perspective, it's going to grow earnings per share, earnings in total and earnings per share the first year. That's a really good deal. That's a really good deal.

We're going to have free cash flow growth. You guys all know how much finance types and Randall and I like cash. Free cash flow growth, and free cash flow per share growth. So it's going to strengthen the dividend. It's not going to keep the dividend same. It's going to give us the opportunity to even do more with it. It's going to really strengthen the board's capability to make those kinds of decisions.

We are going to to take on some debt. we're going to be able to really manage this. It's going to be a challenge, but it's something we can do.

So when you think about the overall transaction, revenue accretive and diversify. We're going to grow EBITDA. We're going to grow our profitability. We're going to grow E.P.S. in the first year. Free cash flow growth, free cash flow per share growth. In fact, they're a low-capital intensity business. Right? They invest in development of programs. They develop movies. They don't spend much capital compared to us. It's not nearly as intense. So it's going to really help our capital intensity.

So from a long perspective, as we get through managing this load of, the amount of debt that we'll take on, it's going to be a very attractive company. And one point that Randall made that I want to reinforce, their shareholders are our partners in this. They are taking 50% of what they're getting in our shares, so that we have a joint desire to make this very very successful. So we're excited about the opportunity.

RANDALL STEPHENSON:
Very good, John. Stankey, you were involved in this. See anything you would add?

JOHN STANKEY:
I would-- you know, there's obviously a lot of acrimony and debate. And part of that is because any time you do something significant and unsettling, it creates that dynamic. And this is significant and unsettling to a lot of business models and a lot of incumbents as Randall talked about.

And if you think back, and there's all kinds of analyst firms and consulting firms that have organized as communications and media practices for a long time. And there's a reason why they put those two things together. Because ultimately communications and media were meant to come together. And to Randall's point, we are now starting that process of bringing, you know, communications and media together in a fashion that will be relevant for the next ten years and create that business model.

And I would say that the points that were made around the first thing that has to happen is you have to have a platform that makes sense for that. And DTV NOW is one product. But what's more important is the start of a platform that allows you to distribute and approach the market in a very different fashion than it's been approached before. It will not be the last product offering on that platform. It will not be the last iteration of how we assemble and create content, distribute to our customers. It is a start.

It's important that that platform be in place. If you think about the direction everything is going, whether it's Uber or when you think about Amazon or when you think about Netflix, what's the characteristic of the digital economy is those platforms control the customer experience from end to end. All the inputs to the process, the customer experience, the user interface, the data around it.

DIRECTV NOW and the platform we're building is our ability to start to have that platform to control the full stack of the customer experience. So first you put the platform out there. Then you have to build the capabilities in the platform. Ability to aggregate data, the ability to have that direct relationship with the customer, the ability to tune that customer experience in a dynamic fashion.

And in the media business, the next thing is, you've got to do things for the content. You can't live in a world where you have five pages of requirements that say what you can and can't do to the screen when you deliver something to a customer. You can put your logo here. You can't put it here. You can put social media in. No you can't do that. This industry's too closed, as Randall said.

And so this now gives us an ability with the right platform, with the right capabilities, and the right content that we can control to use those capabilities and that platform to do things differently than on the seven-year cycles that the media industry runs in these long-term contracts. And do them flexibly with business decisions. That's what this is about. And that means we'll change user interfaces. We'll change how people interact with the content, how the content gets mixed with other capabilities in a way that people were just trying to control things and not provide that flexibility. And so this is what this is about. It's about a change for how business gets done over the next ten years. And we need that kind of flexibility to make that happen.

RANDALL STEPHENSON:
Very good. Does that make sense? Does that get you excited? It does me. Goncalves in here? Where are you Tony? Do you have anything you'd want to add to any of this? You worked on this deal quite a bit as well. Touch one of those microphones there.

TONY GONZALES:
Look, I think what you've all characterized is-- is very much in line. I -- the reality is, you know, supply is getting closer to the consumer in this digital economy, like, you know, like Stankey said. And-- there are, there's tremendous, you know, getting to the finance piece of this, back to the finance piece of this. There's tremendous pressure on content costs-- and the inability of a consumer to accommodate those costs.

So-- to get deeper into the stack-- of content-- creation and distribution allows for margin sharing across the board, which is where, you know, some of this financial value gets created. So I think this is tremendously exciting. And we tend to focus quite a bit when we talk about-- Time Warner as an asset on the content side, which is exactly where we should focus.

But let's step back a little bit and talk about the intellectual property that Warner Brothers and HBO and-- has created over a period of time. You know, DC Comics, Batman. Being able to take Batman or Harry Potter and just integrate it throughout marketing, integrate it into our retail distribution, integrate it into-- the accessories that we sell for, you know, for our wireless customers. And start taking that I.P. that otherwise would cost us a tremendous amount of money to go buy and be able to utilize that across our entire-- footprint. Now that's pretty exciting. So thank you for your leadership in getting us there.

RANDALL STEPHENSON:
Thanks for all you did. So to that point, the I.P. So-- Time Warner, they own all these brands. DC Comics, right? So Batman and Superman. You should be like me. My grandson is contributing to this I.P. He is going to be Batman for Halloween, okay? (LAUGHTER) (APPLAUSE) So what do you think? Exciting? What questions do you have? Anybody have any questions? Glad to take them.

OLIVIA:
Hi, my name is Olivia. I'm right here.

RANDALL STEPHENSON:
Hi Olivia.

OLIVIA:
Hi. So thank you so much for bringing clarity to this deal. My question is a two-part question. The first part is, what are some key similarities and differences between this deal with Time Warner and the DIRECTV deal? And the second part of my question is, how does this change our vision and trajectory for 2020? Thank you.

RANDALL STEPHENSON:
Okay. So the difference between this and DIRECTV. I would actually tell you that we would not have tried this deal without DIRECTV. Because DIRECTV-- all of a sudden, you are the largest paid TV distributor in the world. And for sure in the United States. And so, you know, when you kind of pick your head up and you say, with DIRECTV you brought massive distribution. All right?

We became-- a very prominent distributor in the United States. And so as you begin to think about some of the things Stankey spoke of, now you have all this distribution that goes into the home. You have all this distribution that also goes to the mobile device, the mobile handset. And so you can now actually begin to think about what David McAtee spoke of, and that is vertical integration.

What is one of the biggest inputs to this business model? It is this content. Right? In fact, we had ab ops review yesterday. And I'm not going to give you numbers, but I'm going to tell you, one of my biggest frustrations as I look at our business, and we're doing some great stuff and-- taking a lot of cost out of the business. And Dan York is doing some amazing work getting our content growth rates to slow considerably. But they're just slowing considerably. They're still climbing-- they're still climbing significantly.

And so, now all of a sudden if you say, if I can control one of those major inputs-- content costs-- can I begin to bring, you know, something to bear in terms of internalizing one of our biggest inputs. Content. And now with this great distribution, this great DIRECTV, our great mobility offering and this new U.I. and this new platform that Stankey spoke of. DIRECTV NOW.

Now can you begin to do something with that content that is different too? And as you begin to innovate with this content, here's the thing we're convinced of. As we begin to innovate with this content, all the things that Tony and Stankey spoke of. You know, integrating social media into this and formatting and curating it differently.

You know what we're convinced of? We're convinced everybody else is going to want to innovate too. If you're CBS, if you're FOX, if you're whoever it is out there. Disney. And if we're over here innovating Time Warner content, so HBO differently. We're innovating on Warner Brothers content differently and uniquely and distributing that to our customers, what do you think they're going to want to do? They're going to have to innovate as well.

And this has been an industry-- you heard it three times-- Slow to innovate. We think we're going to bring the innovation cycles up in this-- this entire industry. We're absolutely convinced of that. So first of all, we wouldn't have tried it had we not owned DIRECTV. DIRECTV kind of gave us the scale, the breadth-- to make this a really meaningful acquisition to append to what we're doing. Okay? Right here.

(OVERTALK)

Jackson from Global Customer Service

JACKSON:
With this price tag and the amount of new debt for this deal, how is that going to impact our ability for future capital investments in 5G programs and wireless networks?

RANDALL STEPHENSON:
So-- you heard our CFO speak to it here a moment ago, (THROAT CLEARING) but it's $40 billion of new debt. When you look at EBTIDA, what's called the profitability of this business, the cash flow of this business combined with AT&T, you put those together and you-- there's some credit metrics that the market looks at to assess what is your credit worthiness? Your ability to handle the debt load. There's a certain credit metric called debt to EBITDA, meaning-- think of it real simply as, "How much debt do you have relative to the cash flow that you have in your business?"

And a really healthy debt to EBITDA in an industry like ours is anywhere from two to two and a half times, all right? And when we did DIRECTV, we spiked up to John, 2.4 and a half, so about 2.5. And we did DIRECTV, we've already begun paying that down because of the strong cash flows of DIRECTV.

With this one, at the end of the first year we own it, we'll spike up to about 2.5 again. We'll pay it down, because the cash flows are very strong. So cash flows of the combined businesses are very healthy, they're very strong. I-- here's the commitment I'll look to all of you, and those of you out on the web that I'll make to you: I'll never bet the farm with this company. That's not something I do, all right? We do things that we put companies together and we make for a stronger company, not for a weaker company. And I think we put these two companies together. I don't think-- the metrics show this is a stronger company. Go through it again.

Earnings per share go up, free cash flow per share go up; credits metrics are still investment grade and we have the cash flow to pay the debt down that we bring on to do the deal. So you put it all together-- feel good about putting these two together, the financial integrity of the deal is good.

And as John said, revenues grow faster, earnings grow faster, okay? So-- you're hard-pressed to look at this and say, "You know, what? Where are we taking on a lot more risk?" I feel really good about the risk management of this deal. Okay? John anything you'd add?

JOHN:
Not really, the only thing I'd add is in the modeling of this, there were no assumptions to cut any capital from our existing core business. And secondly, as I mentioned, the capital intensity of the Time Warner business is much, much lower than ours. So quite frankly, this just provides us the opportunity, the flexibility, to-- be more aggressive or more focused, additionally focused on capital investment.

It provides us that opportunity to be innovative. And when you're successful with innovation, it generally results in additional cap ex. So we're in a very good position. And this will really improve it compared to where we were without this-- transaction.

RANDALL STEPHENSON:
There'll be some news coming relative to 5G, but you should assume we are going to be a leader in 5G, all right? In fact, 5G is a big piece of this strategy; this strategy, I don't think we've fully realized the benefits of this strategy, but for 5G technology deployment. The next four or five years, you're going to see us doing a lot in terms of tech-- 5G deployment. How are we doing on time? Anything else? Anybody else have-- a question?

JOHN:
We've got about 30,000 people online--

(OVERTALK)

JOHN:
But here's a first one, based on what John Stevens just said a minute ago, I think I can guess the answer. But the question is, does this deal diminish our commitment to serving business customers?

RANDALL STEPHENSON:
Oh, Heavens no, does this diminish our commitment to serving business customers? In no way does this diminish our ability and willingness and interest and desire to serve business customers. And think about the question Jack just asked. You know, this gives us greater motivation to do 5G. The strategy doesn't work in the long-term except for 5G. Ralph, relative to serving business customers is 5G important to you?

RALPH:
It's vitally important and it's a good sales tool to have in your pocket, absolutely.

RANDALL STEPHENSON:
Yeah. So if-- for those of you, he wasn't speaking in a microphone, but Ralph said yes, okay? (LAUGHTER) It's really important to have 5G capability. And so, no, this does not diminish our-- the attractiveness of the business.

In fact-- we've said this, it's our most profitable business unit. Now look, I don't know if you recognize that or not, okay? So business-- the business customer base is hugely important to us and it will continue to be hugely important to us.

RALPH:
Randall, I think-- let me add another comment. I think it actually accelerates business. So why? With the products that products that Brad and John Stankey are putting together, they're going to generate more video traffic, right? The more video traffic we get, the better the net we'll get to handling it. So if I have 5G capabilities like Randall is talking about and the network that we build today is primarily video, the better that network gets in transmitting entertainment video, guess what it also gets better about transmitting?

Business video! How about in the healthcare industry? Do you think we can do virtual care better when that physician can remotely monitor their patients using video? I would say yes. How about in education? Do you think it helps education get better because now the teachers can talk to their students using video? I think it's a huge accelerator for business. So I love the deal. And in addition, I love the Time Warner customers we are going to get. (LAUGHTER) (APPLAUSE)

RANDALL STEPHENSON:
Anybody else in here?

(OVERTALK)

RANDALL STEPHENSON:
Right back here in the back.

OLIVER:
Hey, Randall, Oliver, finance.

RANDALL STEPHENSON:
Hi, Oliver.

OLIVER:
One of the things you briefly touched on with the DIRECTV now was the increased ability from an advertising perspective to generate revenue. I've read in the papers that with this deal, targeted advertising specifically, could be a major, major footprint-- from a revenue generation standpoint, from-- for us. And I'm sure the Rick Weldays of the world are over the top excited about this. Can you--

RANDALL STEPHENSON:
No pun intended, right? (LAUGHTER)

OLIVER:
Yeah, can you-- can you briefly touch base-- or share with us-- as you guys put together this deal, how important targeted advertising, our ability to generate revenue there was is part of this?

RANDALL STEPHENSON:
Yeah, I will, the last question, you heard me answer it, then you heard Ralph answer it, and you're going, "That's what I meant to say." I'm going to avoid that mistake here. Stankey, I want you to talk about the advertising opportunity here. (LAUGHTER)

STANKEY:
It's hugely important. It's going to come in steps. There's-- the first thing as you heard Randall talk about is you get access to a lot more inventory. You can do things with that massive amount of inventory, just because we happen to know, for example, more about customer viewing patterns than content creators know today.

They are fundamentally wholesale companies. They have no relationship with their end users. They really do not know how much time their customers spend watching their products beyond what Nielsen tells them. And so, we now have that insight. And just by giving them direction around how to sell out into the market on existing products can raise yields. The next step is to create that ecosystem we talked about with that platform, where people start to engage one-to-one with the content on devices like this and pads.

And instead of it bring a household, it's now an individual. And each one of those strains is delivered uniquely and independently and each one becomes an opportunity for a different advertising avail. When you build enough scale in that, and you have to build scale, you have to have hundreds of customers doing something that all has similar characteristics, you can then go out and monetize that advertising in a very different way. Often times, in factors and multiples, four to eight times higher than what you might get elsewhere. If you can close the loop and know what the customer did after they saw the ad, you can be up at 40 times. All with respect to privacy in all the things that we do to safeguard what a customer is telling us about what they're doing.

But there's a significant opportunity over the next coming years. And to Randall's point of view, if you take advantage of that, that's how you start to keep the lid on content costs. The best way for there to be a plethora of content available to customers, what people like right now is the fact that there is more content available to watch than there ever has been.

That didn't come strictly because of Netflix subscriptions, the bulk of the Netflix content came out of ad supported models. It's stuff that was built years ago for broadcast TV that they bought seven seasons of and put it available, on demand. If you want the massive amount of content that consumers enjoy, you need both subscription and ad-supported. If you can be more effective at ad-supported, it means more content gets built-- it means it keeps the price down lower for the customer to be able to have all that.

That's so critical moving forward in the digital environment. We will be as much of an advertising company as we will be a subscription company, if we achieve the objectives of this transaction. It's vitally important. And that's what we have to do over the next five years. (BACKGROUND VOICE)

RANDALL STEPHENSON:
Sounds exciting.  Look-- I hope you gained an appreciation just by this exchange, in terms of, you know, how ripe this environment is for change and how ripe it is for innovation. And it's going to move and it's going to change. We just kind of have a bias around here that we'd like to be on the front end of that change and not on the back end, chasing it, right? We don't like chasing tail lights. And so, we think what we're doing here is going to kick start this innovation. And we want to be on the very front end of it. And we have to keep moving, folks.

We have to keep changing this company. We've got to keep changing the focus of this company. And so, that's what this is about. The approval process, it's going to be an extensive review, and it should be, all right?

This is a big transaction. And it warrants our legislators and our regulators giving it a really close review. And so, we're going to be working that really, really hard. My ask, my plea for you-- and you've heard me ask you this before when we've done prior deals-- leave that to us. (LAUGH) You guys stay focused on this business. You need to deliver the plans that we have. The rest of 2016-- we're working together on finalizing the 2017 plans. It's critical we develop those plans. Those plans are the bedrock for what we're trying to do with this, okay? So everybody please stay focused, keep executing, take care of the customers and thanks again for doing this at the last-minute. Appreciate it. See you. (APPLAUSE)

(OFF-MIC CONVERSATION)
* * *END OF TRANSCRIPT* * *

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